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                                                           August 12, 1998


Mr. Richard Luse
Payless Cashways, Inc.
2300 Main, Suite 300
Kansas City, Missouri  64180

Ladies and Gentlemen:

         Please refer to: (a) that certain Amended and Restated Promissory Note dated February 26, 1998 (the "Note") executed by Payless Cashways, Inc. (the "Maker") in favor of LaSalle National Bank, as Trustee for UBS Mortgage Finance Inc., as assigned to Fortress IOFP, LLC, (the "Seller"), in the amount of $102,689,450.00; (b) the Loan Agreement dated as of December 2, 1997 between the Maker and UBS Mortgage Finance, Inc., dated December 2, 1997, as amended by the First Amendment to Amended and Restated Loan Agreement dated February 26, 1998 (the "Loan Agreement"); (c) the Security Documents as defined in the Loan Agreement (the "Security Documents"); and (d) all other documents securing Maker's obligations under the Note (together with the Loan Agreement and the Security Documents, the "Loan Documents"). You are advised as follows (the "Notice"), effective as of the date of this letter.

         Assignment. Seller has, pursuant to that certain Master Repurchase Agreement for Mortgage Loans and REO Property, dated as of August 12, 1998, assigned all the Loan Documents to Greenwich Capital Financial Products, Inc. (the "Purchaser"). This assignment shall remain in effect unless and until Purchaser has notified Maker otherwise in writing.

         Payments. Please refer to any and all payments otherwise required to be made to Seller on account of Maker's obligations under the Loan Documents (collectively, the "Payments"). Except to the extent, if any, that Purchaser has instructed Maker otherwise in writing, Maker shall make all Payments only to Purchaser in care of the following bank account:

                           Chase Manhattan Bank, New York
                           ABA #021-000-021
                           Account Name: Greenwich Capital Financial Products Account Number: 1400-95961
                           Reference:

or such other account as Purchaser shall specify from time to time by written notice to Maker. Any payments made directly to Seller shall be null, void, and of no force or effect, and shall not be deemed to discharge, in whole or in part, or be applied against or reduce, any obligations of Maker under the Loan Documents.

         Modifications and Waivers, Etc. No material modification, waiver, deferral, or release (in whole or in part) of any of Maker's obligations under the Loan Documents shall be effective without prior written consent of Purchaser.


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         Please sign and return to Purchaser  one  counterpart  of the foregoing
Notice to Maker to confirm and evidence Maker's receipt of the foregoing.

Very truly yours,

GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.


By:   /s/ Mark R. Jarrell
-----------------------------
Name: Mark R. Jarrell
Title: Senior Vice President

Seller confirms the above Notice to Maker and directs Maker to comply with the Notice, notwithstanding any contrary instructions or directions that Seller may give Maker at any time, unless Purchaser has consented to those contrary instructions or directions in writing.

FORTRESS IOFP, LLC


By:   /s/ Randall A. Nardone
---------------------------------
Name: Randall A. Nardone
Title:  Chief Operating Officer of Fortress Investment Corp.,
         the general partner of Fortress Partners, L.P.,
         the sole member of Fortress IOFP, LLC

CONFIRMATION BY MAKER

         The undersigned, Maker of the foregoing Note and a party to the Loan Documents, confirms the following:

         Receipt of Notice.  Maker has received the foregoing Notice to Maker.

         No Offsets or Defenses. Maker has no offsets or defenses against Maker's obligations under the Loan Documents.


Very truly yours,

PAYLESS CASHWAYS, INC.


By:    /s/ Richard G. Luse
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Name: Richard G. Luse
Title:   Senior Vice President - Finance

Date:   August 12, 1998
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